SilverCrest Appoints Tara Hassan as VP Corporate Development

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - September 15, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the appointment of Tara Hassan as Vice President, Corporate Development.

Ms. Hassan is a mining engineer with over 15 years of industry experience including mine operations, mining technology, project development, and capital markets. After working at several open pit and underground mine operations, she spent the bulk of her career as an equity research analyst covering the precious metals sector. Her work as an analyst included coverage of early stage companies through to established producers, with a notable track record for identifying takeover targets. Ms. Hassan graduated from the Robert M. Buchan Department of Mining at Queen's University and holds her P.Eng in Ontario.

Chris Ritchie, President remarked, "We are excited to add Tara to the team ahead of what will be a pivotal year for SilverCrest. As we approach the completion of our Las Chispas Feasibility Study in Q4 2020, we welcome Tara's technical and capital markets experience. Tara's addition further complements our highly experienced and dedicated team, which remains focused on moving Las Chispas forward and driving additional value through the drill bit both at Las Chispas, and the recently acquired El Picacho property."

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1